Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc.

122 – 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. Employees’

Savings Plan

Employer ID No: 562111626

Plan Number: 002

Financial Statements as of December 31, 2016 and 2015,

and for the Year Ended December 31, 2016,

Supplemental Schedule as of December 31, 2016,

and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the PCS U.S. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 23, 2017

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Participant-directed investments — at fair value (Note 3)	$224,800,481	$213,376,408

Receivables:
Notes receivable from participants	6,721,936	6,717,800
Company performance contribution	—	2,704,500

Total receivables	6,721,936	9,422,300

NET ASSETS AVAILABLE FOR BENEFITS	$231,522,417	$222,798,708

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS:
Company matching contributions	$3,820,196
Participant contributions	12,203,024
Rollover contributions	1,015,674

Total contributions	17,038,894

Investment income:
Net appreciation in fair value of investments	9,342,418
Interest and dividends	5,613,949

Net investment income	14,956,367

Total additions and income	31,995,261

DEDUCTIONS:
Benefits paid to participants	(23,128,525)
Administrative expense, net (Note 2)	(143,027)

Total deductions	(23,271,552)

INCREASE IN NET ASSETS	8,723,709
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	222,798,708

End of year	$231,522,417

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen Inc., as defined in the Plan document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity” or “Trustee”) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, is recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3% pretax contribution, unless they formally waive participation or elect a different participation level. The pretax deferral rate automatically increases each year for certain participants automatically enrolled in the Plan on or after April 2, 2012.

The Company matches $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan and the IRC. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. There was no discretionary Company performance contribution for the year ended December 31, 2016.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary Company performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (“PCS”) common stock, a selection of mutual and common collective trust funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to hold dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as Fidelity Freedom Funds, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

In November 2015, participants were notified of investment option changes, changes to plan administrative fees and expenses, and the addition of revenue credits, all effective in January 2016. Investment balances and future contributions were moved from the old investment options to the new and existing investment options on January 4, 2016. In addition to the previously charged asset-based fees and individual fees and expenses, beginning January 1, 2016, participants are being charged plan administrative fees via quarterly deductions from their accounts. Additionally, beginning in the first quarter of 2016, certain investment funds generated quarterly revenue credits which were allocated to the accounts of participants who invest in those funds.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. All new loans bear interest at the prime rate plus 200 basis points. Prior to January 1, 2012, interest rates on outstanding general loans were set at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds were borrowed, and the interest rates on primary residence loans were set at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2015, participant loans have maturities through 2035 at interest rates ranging from 3.0% to 8.5%.

Effective January 1, 2017, several changes to the frequency of loans became effective, including: Participants may only have one outstanding loan at any time, either a home loan or a general purpose loan. Participants may not receive a new loan if they already have an outstanding loan from any other tax-qualified plan sponsored by the Company or an affiliate. Participants may not take out a new loan until 12 months have passed from the date that they have paid off a previous loan in full. The maximum amount of loans that participants may borrow will be the lesser of: 50% of their account balance (excluding Company matching contributions and discretionary Company performance contributions in their account) and $50,000 minus the highest loan balance in the previous 12 months, determined as of the date they apply for the loan.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account or monthly, quarterly, or annual installments over the participant’s estimated life expectancy. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS common stock in the PCS stock fund in PCS common stock or cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2016, there was a significant concentration of participant-directed investments in the common stock of the Company’s parent (21%) and a pooled investment stable value fund (14%).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a description of valuation methods.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Revenue (Expense) — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. The Plan held undistributed administrative revenues of $44,090 and $54,766, at December 31, 2016 and 2015, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2016 and 2015.

3.	FAIR VALUE MEASUREMENTS

Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held by the Plan.

Common Stock — The PCS common stock is valued using quoted closing prices listed on a nationally recognized security exchange (Level 1 inputs).

Mutual Funds and Short Term Funds — Shares of registered investment companies and money market funds are valued at quoted market prices that represent the net asset value (“NAV”) of shares held at the Plan year-end (Level 1 inputs).

Common Collective Trust — This fund is valued at its redemption price which is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the fund based on the fair value of the underlying investments.

Stable Value Fund — The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value which is contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Contract value of the Portfolio is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals.

As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

The Plan’s investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2016 and 2015, were as follows:

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
PCS common stock	$48,181,313	$—	$—	$48,181,313
Mutual funds:
Large cap equity funds	17,660,162	—	—	17,660,162
Balanced funds	55,752,918	—	—	55,752,918
Mid cap equity funds	3,224,389	—	—	3,224,389
Multi cap equity funds	12,109,001	—	—	12,109,001
International equity funds	6,630,340	—	—	6,630,340
Bond funds	3,894,408	—	—	3,894,408
Short term funds	5,290,229	—	—	5,290,229

Subtotal investment assets at fair value	152,742,760	—	—	152,742,760

Investment measured at NAV—Common Collective Trust				39,913,796
Investment measured at NAV—Stable value fund				32,143,925

Total				$224,800,481

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
PCS common stock	$43,715,670	$—	$—	$43,715,670
Mutual funds:
Large cap equity funds	62,118,946	—	—	62,118,946
Balanced funds	45,909,140	—	—	45,909,140
Multi cap equity funds	11,120,165	—	—	11,120,165
International equity funds	7,219,874	—	—	7,219,874
Bond funds	7,231,520	—	—	7,231,520
Short term funds	7,031,574	—	—	7,031,574

Subtotal investment assets at fair value	184,346,889	—	—	184,346,889

Investment measured at NAV—Stable value fund				29,029,519

Total				$213,376,408

For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

4.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return and preservation of capital and liquidity to pay the Plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the IRC; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.58% and 1.52% at December 31, 2016 and 2015, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2016, was 2.01%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, investment manager and recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2016 and 2015, the Plan held approximately 2,663,423 and 2,553,485 shares, respectively, of PCS common stock, with a cost basis of $75,966,243 and $77,114,917, respectively. During the year ended December 31, 2016, the Plan recorded dividend income of $2,417,689.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 19, 2013, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

An administrative error occurred during 2016 which affected revenue sharing credits. In order to prevent the Plan from incurring a qualification defect, the Plan sponsor took the necessary corrective action, and consequently believes the Plan has maintained its tax-exempt status.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$231,522,417	$222,798,708
Company performance contribution receivable	—	(2,704,500)
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	111,324	208,417

Net assets per the Form 5500	$231,633,741	$220,302,625

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$8,723,709
Decrease in Company performance contribution receivable	2,704,500
Decrease in corrective distributions payable	—
Net change in adjustment from fair value to contract value	(97,093)

Net income and transfers per Form 5500	$11,331,116

9.	SUBSEQUENT EVENTS

On September 11, 2016, the Parent Company of the Plan sponsor, PCS, entered into an Arrangement Agreement with a third party to combine their businesses. This proposed transaction is anticipated to be completed in 2017, with no immediate impact to the Plan.

******

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN

Employer ID No: 562111626

Plan No.: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i

— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
	SHARES OF REGISTERED INVESTMENT COMPANIES:
*	Fidelity Management Trust Company	Fidelity Spartan 500 Index Institutional Fund	$—	$17,660,162
	Eaton Vance Atlanta Capital	EV AC SMID CAP R6		3,224,389
*	Fidelity Management Trust Company	Fidelity Spartan Extended Market Index Advantage		12,109,001
	Harbor International Fund	Harbor International—Institutional Class		5,688,963
	DFA	DFA Emerging Market Core Equity		324,320
	Vanguard	Vanguard Total International Stock AD		617,057
*	Fidelity Management Trust Company	Fidelity Freedom K Income		1,008,572
*	Fidelity Management Trust Company	FID FDM IDX 2005 INV		285,246
*	Fidelity Management Trust Company	FID FDM IDX 2010 INV		929,590
*	Fidelity Management Trust Company	FID FDM IDX 2015 INV		2,586,751
*	Fidelity Management Trust Company	FID FDM IDX 2020 INV		13,283,513
*	Fidelity Management Trust Company	FID FDM IDX 2025 INV		12,707,185
*	Fidelity Management Trust Company	FID FDM IDX 2030 INV		6,496,394
*	Fidelity Management Trust Company	FID FDM IDX 2035 INV		5,037,652
*	Fidelity Management Trust Company	FID FDM IDX 2040 INV		5,151,739
*	Fidelity Management Trust Company	FID FDM IDX 2045 INV		3,645,148
*	Fidelity Management Trust Company	FID FDM IDX 2050 INV		3,443,052
*	Fidelity Management Trust Company	FID FDM IDX 2055 INV		1,066,195
*	Fidelity Management Trust Company	FID FDM IDX 2060 INV		87,394
*	Fidelity Management Trust Company	Fid Govt MMRK PRM		14
	PIMCO	PIM Inflation Resp MA IS		24,473
	PIMCO	PIM Total Return Institutional		1,470,594
	Vanguard	Vanguard Total Bnd Market Adm		2,423,814
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio		5,289,226
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		32,143,925
	COMMON COLLECTIVE TRUST — Waddell & Reed	WADDELL&REED CORE EQ		39,913,796
*	POTASH CORPORATION OF SASKATCHEWAN, INC.	PCS common stock, 2,663,423 shares		48,181,313
*	PCS STOCK PURCHASE ACCOUNT	Money market	1,003	1,003

	INVESTMENTS SUBTOTAL			224,800,481
*	PARTICIPANT LOANS	Due 2017 through 2036; interest rates 3.0% to 8.5%		6,721,936

	TOTAL ASSETS HELD FOR INVESTMENT			$231,522,417

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan (Name of Plan)

Date: June 23, 2017	/s/ David R. Haverick
Name: David R. Haverick
Title: Senior Director, Corporate Benefits & HR Finance PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP